March 18, 2015

Mara L. Ransom

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Andes 5 Inc.

Amendment No 1 to Form 10-12(g)

Filed March 5, 2015

File No. 000-55366

Ms. Ransom:

This correspondence is in response to your letter dated March 18, 2015 in reference to our filing of the Form 10-12(g) Amendment No. 1 filed March 5, 2015 on the behalf of Andes 5 Inc., File No. 000-55366.

Please accept the following responses and note that Registrant filed amended Form 10-12(g) on March 18, 2015.

Comment 1

Item 1A. Risk Factors

We note the last sentence of the fifth paragraph on page 9 and the last paragraph on page 24. Please include a risk factor discussing this risk.

Answer: Registrant notes the Commission’s comment and has amended its registration statement to include a risk factor under the risk factors section titled “Management has other business activities which may compete with time commitments and potential business opportunities allocated toward the Company.” describing the risks with respect to Mr. Chiang’s other business activities and that it may compete and impact the Company as a loss of opportunity.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President, Chief Executive Officer, Secretary, Treasurer and Director

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